SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Infinity Resources Holdings Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45672K 107

(CUSIP Number)

Mitchell A. Saltz c/o Infinity Resources Holdings Corp. 1375 North Scottsdale Road, Suite 140 Scottsdale, Arizona 85257 (480) 889-2650

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert S. Kant, Esq. Greenberg Traurig, LLP 2375 East Camelback Road, Suite 700 Phoenix, Arizona 85016 October 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45672K 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mitchell A. Saltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,061,929(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,061,929(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,061,929(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.43% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 30,603,469 shares of Common Stock held by Southwest Green Investments, L.L.C., of which Mitchell A. Saltz beneficially owns 100% of the membership interests through various entities and trusts; 138,112 shares of Common Stock held by Stockbridge Enterprises, L.P., of which Mitchell A. Saltz beneficially owns 100% of the general partner and the limited partner through various entities and trusts; 6,905,576 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Stockbridge Enterprises, L.P.; and 5,414,772 shares of Common Stock issuable upon conversion of a 9% senior secured convertible promissory note held by Stockbridge Enterprises, L.P., calculated based on the conversion price of $0.37 per share.
(2)	Based on 57,776,611 shares of Common Stock outstanding on October 17, 2012.

CUSIP No. 45672K 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Southwest Green Investments, L.L.C. I.R. S. Identification No. 26-4816252
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,603,469
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,603,469
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,603,469
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.97%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(2)	Based on 57,776,611 shares of Common Stock outstanding on October 17, 2012.

CUSIP No. 45672K 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stockbridge Enterprises, L.P. I.R. S. Identification No. 27-0467220
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,458,460(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,458,460(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,458,460(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.77% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(2)	Based on 57,776,611 shares of Common Stock outstanding on October 17, 2012.
(3)	Includes 138,112 shares of Common Stock held by Stockbridge Enterprises, L.P.; 6,905,576 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Stockbridge Enterprises, L.P.; and 5,414,772 shares of Common Stock issuable upon conversion of a 9% senior secured convertible promissory note held by Stockbridge Enterprises, L.P., calculated based on the conversion price of $0.37 per share.

CUSIP No. 45672K 107

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”) of Infinity Resources Holdings Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1375 North Scottsdale Road, Suite 140, Scottsdale, Arizona 85257.

Item 2.	Identity and Background

(a) This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (i) Mitchell A. Saltz, an individual (“Saltz”); (ii) Southwest Green Investments, L.L.C., a Nevada limited liability company (“Southwest Green”); and (iii) Stockbridge Enterprises, L.P., a Nevada limited partnership (“Stockbridge”). Saltz beneficially owns 100% of the membership interests of Southwest Green through various entities and trusts and Saltz beneficially owns 100% of the general partner and the limited partner of Stockbridge through various entities and trusts. As a result of the foregoing, Saltz may be deemed beneficially to own the securities of the Issuer owned by Southwest Green and Stockbridge.

The Reporting Persons have entered into a Joint Filing Agreement dated as of October 17, 2012, a copy of which is attached as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly.

(b) The business address of Saltz is c/o Infinity Resources Holdings Corp., 1375 North Scottsdale Road, Suite 140, Scottsdale, Arizona 85257. The address of the principal office of Southwest Green is c/o Infinity Resources Holdings Corp., 1375 North Scottsdale Road, Suite 140, Scottsdale, Arizona 85257. The principal business of Southwest Green is investments. The address of the principal office of Stockbridge is c/o Infinity Resources Holdings Corp., 1375 North Scottsdale Road, Suite 140, Scottsdale, Arizona 85257. The principal business of Stockbridge is investments.

(c) Saltz is a director of the Issuer. The address of the Issuer is 1375 North Scottsdale Road, Suite 140, Scottsdale, Arizona 85257.

(d) During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The individual Reporting Person is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Southwest Green and Stockbridge received an aggregate of 30,741,581 shares (the “Shares”) of Common Stock in exchange for shares (the “Earth911 Shares”) of the outstanding capital stock of Earth911, Inc., a Delaware corporation (“Earth911”), pursuant to an Agreement and Plan of Merger, dated as of May 21, 2012, by and among the Issuer, YouChange Merger Subsidiary Corp., a Delaware corporation and wholly owned subsidiary of the Issuer, and Earth911, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of August 22, 2012, and that certain Amendment No. 2 to Agreement and Plan of Merger, dated as of August 31, 2012 (collectively, the “Merger Agreement”). Stockbridge also received (i) warrants to purchase shares of Common Stock (the “Warrants”) in exchange for warrants to purchase Earth911 Shares (the “Earth911 Warrants”), of which are currently exercisable for the purchase of 6,905,576 shares of Common Stock (the “Warrant Shares”), and (ii) a 9% senior secured convertible promissory note convertible into shares of Common Stock (the “Note”) in exchange for a 9% senior secured convertible promissory note convertible into Earth911 Shares (the “Earth911 Note”), which is currently convertible into 5,414,772 shares of Common Stock, calculated based on the conversion price of $0.37 per share. The Agreement and Plan of Merger was filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2012 on a Quarterly Report on Form 10-Q; Amendment No. 1 to the Agreement and Plan of Merger was filed with the SEC on August 27, 2012 on a Definitive Schedule 14C Information Statement; and Amendment No. 2 to the Agreement and Plan of Merger was filed with the SEC on September 28, 2012 on a Current Report on Form 8-K. The transactions contemplated by the Merger Agreement closed on October 17, 2012.

CUSIP No. 45672K 107

Item 4.	Purpose of the Transaction

Southwest Green and Stockbridge received the Shares in exchange for the Earth911 Shares, Stockbridge received the Warrants in exchange for the Earth911 Warrants, and Stockbridge received the Note in exchange for the Earth911 Note, under the Merger Agreement.

Subject to ongoing evaluation, except as set forth above, each of the Reporting Persons has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Southwest Green beneficially owns 30,603,469 shares of Common Stock, which represent approximately 52.97% of the outstanding shares of Common Stock. Stockbridge beneficially owns 138,112 shares of Common Stock, 6,905,576 shares of Common Stock issuable upon exercise of currently exercisable Warrants, and 5,414,772 shares of Common Stock issuable upon conversion of the Note, which represent approximately 17.77% of the outstanding shares of Common Stock. By reason of Saltz beneficially owning 100% of the membership interests of Southwest Green through various entities and trusts and Saltz beneficially owning 100% of the general partner and the limited partner of Stockbridge through various entities and trusts, Saltz may be deemed to beneficially own 43,061,929 shares of Common Stock, which represent approximately 61.43% of the outstanding shares of Common Stock.

(b) Southwest Green has the sole power to vote and sole power to dispose of 30,603,469 shares of Common Stock, which represent approximately 52.97% of the outstanding shares of Common Stock. Stockbridge has the sole power to vote and sole power to dispose of 138,112 shares of Common Stock, 6,905,576 shares of Common Stock issuable upon exercise of currently exercisable Warrants, and 5,414,772 shares of Common Stock issuable upon conversion of the Note, which represent approximately 17.77% of the outstanding shares of Common Stock. By reason of Saltz beneficially owning 100% of the membership interests of Southwest Green through various entities and trusts and Saltz beneficially owning 100% of the general partner and the limited partner of Stockbridge through various entities and trusts, Saltz may be deemed to have the sole power to vote and sole power to dispose of 43,061,929 shares of Common Stock, which represent approximately 61.43% of the outstanding shares of Common Stock.

CUSIP No. 45672K 107

(c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement dated as of October 17, 2012.

CUSIP No. 45672K 107

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 14, 2012	/s/ Mitchell A. Saltz
Mitchell A. Saltz

SOUTHWEST GREEN INVESTMENTS, L.L.C.

	By:	/s/ Mitchell A. Saltz
	Name:	Mitchell A. Saltz
	Title:	Manager

STOCKBRIDGE ENTERPRISES, L.P.

	By:	Stockbridge Management Group, LLC
	Its:	General Partner

	By:	/s/ Mitchell A. Saltz
	Name:	Mitchell A. Saltz
	Title:	Manager